AMENDMENT BP 5/2



07006196

SECURITIES AND EXCHANGE COMMISSION RECEIVED MAR 05 2007 DIVISION OF MARKET REGULATION

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
~~FORM X-17A-5~~ (A)
~~PART III~~

SEC FILE NUMBER
8- 16482

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1-1-06 (MM/DD/YY) AND ENDING 12-31-06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Ocean State Securities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

349 Fischer Circle
(No. and Street)

Portsmouth (City) RI (State) 02871 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

George W. Glover 401-846-4100
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

FLYNN, William J.
(Name — *if individual, state last, first, middle name*)

1120 Aquidneck AVE (Address) Middletown (City) RI (State) 02841 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAY 04 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information

OATH OR AFFIRMATION

I, George W. Glover, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Ocean State Securities, Inc., as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

NONE



Signature

President

Title



Notary Public

This report** contains (check all applicable boxes):

- ☐ (a) Facing page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ ~~(m) A copy of the SIPC Supplemental Report.~~
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

OCEAN STATE SECURITIES, INC.

Material Inadequacies

No material inadequacies were found to exist as of this date or found to have existed since the date of the previous audit.

WILLIAM J. FLYNN
CERTIFIED PUBLIC ACCOUNTANT

Member American Institute of
Certified Public Accountants
Member RI Society of Certified
Public Accountants

1120 Aquidneck Avenue
Middletown, RI 02842
401-846-6767
Fax 401-849-4570
email: bflynn@ffg.necoxmail.com

To the Board of Directors of
Ocean State Securities, Inc.

I have examined management's assertion concerning it's internal controls and the policies and procedures to maintain adequate control over it's financial reporting and other data included in its representation letter dated January 20, 2007 concerning its report on internal controls.

My examination was made in accordance with standards established by the American Institute of Certified Public Accountants, and accordingly, included obtaining an understanding of the internal control structure over financial reporting, testing and evaluating the design and operating effectiveness of the internal control structure, and such other procedures that I considered necessary in the circumstances. I believe that my examination provides a reasonable basis for my opinion.

Because of inherent limitations in any internal control, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control over financial reporting to future periods are subject to the risk that internal control may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

I understand that the agency considers the controls over financial reporting that meet the criteria reported to in the first paragraph of this report adequate for its purpose. In my opinion, based upon on this understanding and on our examination, management's assertion concerning it's internal controls and the policies and procedures to maintain adequate control over it's financial reporting and other data is fairly stated, in all material respects, base upon such criteria.

This report is intended for the information and use of the board of directors and Ocean State Securities, Inc. and the Securities and Exchange Commission and should not be used for any other propose.



William J. Flynn
Certified Public Accountant

January 27, 2007

END